GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

18,338,074 shares issued and outstanding

PRESS RELEASE

Ref.: File no. 82-4025

February 11, 2009

GLOBEX PARTNER ANNOUNCES MAGUSI MINERAL RESOURCE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International PremierQX) wishes to inform shareholders that First Metals Inc. (FMA-TSX) have reported a new NI 43-101 compliant mineral resource at the Magusi Project near Rouyn-Noranda, Quebec.

A 20,000 meter, 20m x 20m infill drill program to a depth of 350m was completed and reported in a NI 43-101 conformable report by Scott Wilson Roscoe Postle Associates Inc. as of October 31, 2008.

The results reported below are reproduced from First Metals press release dated February 9, 2009.

MINERAL RESOURCE ESTIMATE AS OF OCTOBER 31, 2008						
First Metals Inc. – Magusi Project						
Zone	***Tonnes***	***Cu%***	***Zn%***	***Au g/t***	***Ag g/t***	***NSR $/t***
Indicated						
Zinc Zones	450,000	0.44	8.64	2.74	45.0	122
Copper Zones	830,000	3.10	0.51	0.38	42.3	146
Total Indicated	**1,280,000**	**2.16**	**3.37**	**1.21**	**43.2**	**137**
Inferred						
Copper to Depth	**399,000**	**3.26**	**0.38**	**0.26**	**24.3**	**148**

Notes:

1.CIM definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off of $80 NSR/tonne.

3. Mineral Resources are estimated using an average long-term copper price of US$2.50 per pound, a zinc price of US$0.75 per pound, a gold price of US$800 per ounce, a silver price of US$13.50 per ounce and a US$/CAN$ exchange rate of 1.00 to 1.11.

Grade interpolation was carried out with inverse squared distance (ID2) method.

The Company provided Scott Wilson RPA with NSR multipliers per metal unit. Those NSR multipliers hich vary in function of head grades and metal recoveries are based on SGS Lakefield metallurgical tests.

NSR values for each assay as well as each block in the model were then calculated.

imum underground mining width of two metres was used.

A permit to remove and process a 50,000 tonne bulk sample was received and site preparation, upgrading of road access, infrastructure installation and collaring of the ramp have been done.

Metallurgical test work by SGS Lakefield was undertaken and has been for the most part completed although the press release gives no details.

First Metals also started discussions in order to facilitate a restructuring plan under a Notice to Make a Proposal under the Bankruptcy and Insolvency Act. Globex's royalty interest is registered against title and Globex believes that in the worst case, should First Metal go bankrupt, that Globex's royalty will be payable by whoever acquires the property.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person Q.P.
We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

further information, contact:

Stoch, P.Geo., Acc.Dir.
ident & CEO
MINING ENTERPRISES INC.
et
da, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

END